Shareholder Rebuttal to the PepsiCo
Opposition Statement Regarding Political Contribution Policy
(Resolution # 7, page 65 in the proxy)

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington, DC 20549

NAME OF REGISTRANT:  WALDEN ASSET MANAGEMENT
NAME OF PERSON RELYING ON EXEMPTION:  WALDEN ASSET MANAGEMENT
ADDRESS OF PERSON RELYING ON EXEMPTION: 33 FL., ONE BEACON STREET, BOSTON, MA 02108

Proposal # 7 on Review of Political Contributions Policy

This proposal has been filed by Walden Asset Management, a division of Boston Trust & Investment Management Company, along with 16 co-filers which include other investment firms, foundations and faith-based investors. These investors share a common concern about the direct and indirect role of companies in the political process through political expenditures including those to trade associations such as the U.S. Chamber of Commerce.

The proponents are also concerned that the leadership PepsiCo demonstrates in addressing environmental, social and governance (ESG) factors is being undercut by the advocacy, lobbying and political spending of the U.S. Chamber of Commerce.  PepsiCo serves on the Board of Directors of the U.S. Chamber of Commerce.

PepsiCo’s opposition statement and primary arguments against this proposal are that:

•	All contributions “must reflect PepsiCo’s business or strategic interest.”

•	PepsiCo does financially support ballot measures and political parties or candidates directly or indirectly but in “a non-partisan manner.”

•
PepsiCo has procedures in place to help ensure that dues or contributions to organizations, such as trade or industry associations, are used for political purposes only after receiving “specific consent” from PepsiCo.

Our Rebuttal and Rationale for a YES vote follows:

We commend PepsiCo’s new forward looking policies and procedures regarding political spending. However, this resolution also focuses on the risks and responsibilities associated with paying dues and serving on Boards of organizations such as the U.S. Chamber of Commerce (the Chamber), particularly when such organizations take positions that appear to contradict PepsiCo’s own policies and positions. PepsiCo’s statement sidesteps this concern and provides no information on the role PepsiCo plays on the U.S. Chamber of Commerce Board or Committees, or how it addresses the perception that the company is communicating contradictory messages about its commitment to sustainability and corporate responsibility.

1.	The PepsiCo Board recommends an AGAINST vote without responding to a major component of the resolution:

Notwithstanding PepsiCo’s updated position regarding political contributions policies and disclosure, the company ignores the issue raised by the resolution regarding its Board membership on the Chamber of Commerce. Investors may also be concerned that PepsiCo’s policy is too open ended. Thus we believe that PepsiCo has not responded to a critical component of the resolution which requests that “Board Members institute a comprehensive review of PepsiCo’s political spending policies and oversight processes, both direct and indirect, including through trade associations.”

Specifically, investors reading the Board’s response in the proxy have received no information on whether or how the Board and senior management:

•	Oversee representation on a trade association Board such as the U.S. Chamber of Commerce, including monitoring and assessing their political activities.

•	Evaluate any reputational risk by serving on the U.S. Chamber of Commerce Board when the Chamber is aggressively involved in partisan political elections.

•	Assess how PepsiCo’s Chamber Board member advances our company’s positions on sustainability and corporate responsibility to influence Chamber policies and lobbying.

2.	Risks associated with PepsiCo’s Role on the U.S. Chamber of Commerce Board:

As a Board member, PepsiCo is a key contributor to the decision-making process that influences the work of the U.S. Chamber of Commerce.  The web site of the U.S. Chamber describes the role of Directors as follows: “Directors determine the U.S. Chamber’s policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue.  Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives.”

PepsiCo appreciates the leadership of the U.S. Chamber of Commerce on many business issues and wishes to continue its membership.  Absent any information to the contrary however, PepsiCo’s Board-level representation is likely to lead investors to assume that our management stands firmly behind the U.S. Chamber’s lobbying, political spending in elections and state referendums, legal actions and public statements on major policy issues. Hence, we believe PepsiCo’s good reputation is linked significantly to actions of the Chamber and that conscientious oversight by the company’s Board and senior executives is essential.

The Chamber’s history on climate change is a good case in point.  In March 2010 the Chamber petitioned the Environmental Protection Agency (EPA), challenging the agency’s finding that greenhouse gases pose a threat to human health.  On July 29 the EPA ruled against the Chamber’s petition, stating that climate science was sound and that a recent controversy over the International Panel on Climate Change (IPCC) Fourth Assessment Report did not demonstrate evidence of a conspiracy to manipulate climate data. Specifically the EPA stated “climate science is credible, compelling and growing stronger.”  The Chamber responded by suing the EPA.

Moreover, the Chamber’s activities are aggressively partisan.  The Chamber reportedly allocated over $50 million in the 2010 elections to unseat candidates who voted for healthcare reform and supported other positions it opposes.  In addition, the Chamber recently has been an advocate of weakening the Foreign Corrupt Practices Act that addresses accounting transparency and concerns related to bribery of foreign officials.

In November the Chamber announced an initiative to raise millions of dollars from its members to start a new anti-regulatory campaign. The initiative focuses on weakening, delaying or defeating new laws and regulations, such as those promulgated by the EPA to regulate greenhouse gases and the recently created Consumer Financial Protection Bureau.

It is difficult to see how these positions are good for PepsiCo or business generally, yet the Chamber goes to great lengths in public presentations and before the U.S. Congress to assert that it speaks for the business community.

Furthermore, many of PepsiCo’s own company positions are at stark variance with the Chamber’s current path.

Several major companies took a hard look at this misalignment and subsequently withdrew from the Board of Directors or left the Chamber altogether.  In recent years, Nike withdrew as a Board member and Apple, Exelon and PG&E, among others, ended their membership over its climate change position and activities.  Other companies have stated publicly that the Chamber does not speak for them on specific critical issues.

One Chamber Board member, Duke Energy, has stated candidly that it has reviewed Chamber membership several times in recent years. Having decided to remain a member, Duke Energy is committed to communicate its concerns about key positions of the Chamber to encourage better alignment between the two organizations. Other companies on the Board have decided to appoint representatives to key Chamber Committees. PepsiCo has not explained what role it plans to play.

Investors have the right to know what position PepsiCo’s Board member took when the Chamber for example.

•	Sued the EPA, challenging the agency’s “endangerment finding” that greenhouse gases are a threat to humans.

•	Pledged to work to unseat any member of the U.S. Congress who voted for healthcare reform and to reverse healthcare reform.

•	Became a major force in the 2010 elections, spending tens of millions of dollars to promote certain candidates and running ads against others.

PepsiCo is a recognized global leader on issues of sustainability and the environment and has developed a strong supplier Code of Conduct to encourage companies that sell goods and services to our company to be responsible leaders as well. Yet ironically, when it comes to trade associations, and specifically the U.S. Chamber, to which it pays hundreds of thousands of dollars in dues, PepsiCo does not seem to demonstrate the same energy and commitment to hold them accountable for their actions.

We believe that continued board level involvement in the U.S. Chamber compels PepsiCo’s leadership to be an active and effective voice within the organization and to explain its position to investors.

Investors who believe PepsiCo’s political spending policy needs further revision and their role on the Chamber Board deserves a review they should vote in favor of this stockholder resolution.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote FOR question number #7 following the instruction provided on the management’s proxy mailing.

For questions regarding PepsiCo Proposal # 7 Report on Political Spending
Please contact Timothy Smith, Walden Asset Management, 617-726-7155 tsmith@bostontrust.com